Exhibit 107

Calculation of Registration Fee
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
4.250% GM Financial Term Notes Due May 20, 2026	$5,122,000	$474.81
(1) Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended

The pricing supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of that offering is $5,122,000.